Ms. Jan Woo
Branch Chief - Legal
Office of Information Technologies and Services
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

August 9 , 2016

Re:        UNATION, LLC
             Offering Statement on Form 1-A
Filed May 16, 2016
File No. 024-10552

Dear Ms. Woo:

Thank you for your comments of June 10, 2016 regarding the Offering Statement of UNATION, LLC. (the “Company”).  We appreciate the opportunity to respond to your comments.

Cover Page
1. We note that you provide a unit price for sales between $0 and $5 million and between $15 million and $30 million, but there is no price disclosed for sales between $5 million and $15 million. Please advise or revise. Refer to Item 1(e) of Form 1-A.

The offering circular has been amended to correct a typo and reflect the unit price for sales between $0 and $15 million and between $15 million and $30 million.

The Company’s Business

Development Team and Network Infrastructure, page 16

2.  Its appears that your business relationship with West Agile Labs which is responsible for developing the technical infrastructure supporting the UNATION app may be material to your company’s ability to generate revenue.  Please tell us what consideration you have given to disclosing the material terms of the relationship or any contractual obligations such as financial terms or termination provisions. It is unclear whether the obligation to pay $500,000 to the development team working on contract over the next 12 months that you disclose on page 24 is related to West Agile Labs. Also tell us what consideration you have given to filing any material contracts with West Agile Labs as an exhibit.

The offering circular has been amended to clarify that payment to West Agile Labs is made based on work performed and that the resulting product is owned by the Company. The projected costs of $500,000 for continued development work by West Agile Labs is not an obligation of the Company, but merely a projection. The Company has also given consideration to providing the agreement as an exhibit to the offering circular and determined that is it not required at this time.

Under Section 6(b)(ii) of Item 17 of Form 1-A, every company is required to include as an exhibit any material contract that, although entered into in the normal course of business, the company is substantially dependent. UNATION, LLC is of the opinion that the contract entered into between the Company and West Agile Labs is a standard services agreement entered into in the normal course of business, and the Company is not substantially dependent on the agreement.

West Agile Labs is a web and mobile development firm. The space in which they operate is very competitive and populated by dozens of firms capable of meeting the Company’s needs. In fact, prior to selecting West Agile Labs, the Company previously worked with other web and mobile development firms. Should the Company decide to move on from West Agile Labs, the Company may terminate the relationship without need for cause. All intellectual property developed by West Agile Labs is the property of the Company. That developed IP can easily be provided to a new web and mobile development company should the need to terminate the Company’s relationship with West Agile Labs arise.

Legal Proceedings, page 17

3. Please briefly describe the facts underlying the claims and the type and amount of damages sought in each of the matters described in this section.

The offering circular has been amended to include additional details regarding the legal proceedings of the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operations, page 24

4. Please include a statement indicating whether, in your opinion, the proceeds from the offering will satisfy your cash requirements or  whether you anticipate it will be necessary to raise additional funds in the next six months to implement your plan of operations. Refer to Item 9(c) of Part II of Form 1-A.

The offering circular has been amended to reflect management’s opinion that the proceeds from the offering will be sufficient to satisfy the Company’s cash requirements.

Trend Information and Metrics, page 24

5. Please disclose the number of activations, retention rate and average viral coefficient. Further, clarify the units of time you are measuring to calculate user engagement and the period in which you are measuring them.

The offering circular has been amended to include information on the number of activations, retention rate, and viral coefficient with the relevant time periods of those measurements.

Directors, Executive Officers and Significant Employees, page 26

6. We note that Messrs. Bartoletta, Thomas and Clermont are employed on a part-time basis.  Please identify any other entities that currently employ these individuals. Ensure that you disclose which of the managers have relationships with Marquesas Capital Partners, LLC. Finally, tell us whether any of your executive officers or managing members have been involved in any of the legal proceedings described in Item 10(d) of Part II of Form 1-A.

The offering circular has been updated to identify the other entities at which the executive officers of the Company are employed and the relationships with Marquesas Capital Partners. The offering circular has also been updated to disclose there are no legal proceedings meeting the requirements of Item 10(d) of Part II of Form 1-A.

Interest of Management and Others in Certain Transactions, page 31

7. Please disclose the fees paid to CPA Partners, LLC for the bookkeeping and tax reporting services provided to the company. Refer to Item 13(a) of Part II of Form 1-A.

The offering circular has been amended to reflect the fees paid to CPA Partners, LLC.

Thank you again for the opportunity to respond to your questions to the Offering Statement of UNATION, LLC filed on May 16, 2016.  If you have additional questions or comments, please contact me at Andrew.stephenson@khlklaw.com.

                                 Sincerely,
                                 /s/Andrew Stephenson

                                 Andrew Stephenson
                                 KHLK LLP

cc: John Bartoletta
Chief Executive Officer
UNATION, LLC
12802 Tampa Oaks Blvd, Suite 405
Tampa, FL 33637